

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 13, 2015

<u>Via Email</u>
Anish Bhatnagar
Chief Executive Officer
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

> **Re:** **Capnia, Inc.**
> **Registration Statement filed on Form S-4**
> **File No. 333-203162**
> **Filed: April 1, 2015**

Dear Dr. Bhatnagar:

We have reviewed the non-financial statement disclosure the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. To the extent you believe our comments do not apply to your facts and circumstances or believe an amendment is inappropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may raise additional comments.

<u>Cover Page of Prospectus</u>

1. We note the legend states "[t]he information in this prospectus is not complete and may be changed." To the extent the exchange offer commences early, we also recognize that a preliminary prospectus commenced in reliance upon Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively "commence" the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, and revise the legend so that it is consistent with the example offered if the exchange offer is anticipated to be commenced early in reliance upon Rule 162.

What securities are subject to the Exchange Offer?, page vi

2. The first sentence indicates that the registrant is "offering to issue Series C Warrants to the holders of outstanding Series B Warrants who tender cash exercise and exchange such Series B Warrants…" Advise us, with a view toward revised disclosure, whether the governing instrument of the Series B warrant specifies exactly what is meant by a "tender cash exercise." To the extent the Series B warrants, according to the terms of the governing instrument, only contemplate cash exercises, please revise to remove the implication that the Series B warrants entitle the warrant holder to make a "tender cash exercise." In addition, please advise us, with a view toward revised disclosure, whether or not Series B warrant holders are able to surrender their Series B warrants, as a legal matter, following an exercise for cash, and if so, the legal analysis supporting that finding. If the Series B warrant holders are unable to surrender their Series B warrants given that any legal right to exercise has expired, thereby inviting a question as to whether or not the remainder interest held constitutes a security, please revise to remove the implication that Series B warrant holders are tendering or exchanging a security for the consideration offered.

Determination of Validity of Tender, page 131

3. We note the disclosure that "the form and validity [ ] of [tenders] with be determined by us in our sole discretion, which determination will be final and binding." Revise to state that security holders may challenge the registrant's determinations in a court of competent jurisdiction.

Conditions to the Exchange Offer, page 132

4. We note the disclosure indicating that "these conditions are for our benefit and may be asserted by us or may be waived by us, including any action or inaction by us giving rise to any condition, or may be waived by us,..." Aside from the apparent typographical errors, the conditions improperly suggest that offer conditions may be asserted in instances where the registrant undertakes an action, or remains inactive, under circumstances that cause the terms of the condition to be satisfied. To the extent that a registrant could rely upon its own action or inaction to trigger the terms of and then assert an offer condition, the offer could be terminated at any time for any reason or no reason at all. The offer would then be illusory and in contravention of §14(e) of the Securities Exchange Act of 1934. Revise to clarify that the offer conditions cannot be triggered by any matters within the control of the registrant.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

Notwithstanding our comments, in the event acceleration of the effective date of the pending registration statement is requested, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact me at (202) 551-3266 with any questions.

Regards,

/s/ Nicholas P. Panos

Nicholas P. Panos

cc: Elton Satusky, Esq.
    Eric Hsu, Esq.
    Wilson Sonsini Goodrich & Rosati